James M. Rutledge
Vice Chairman,
President and Chief Financial Officer

42 Longwater Drive	781.792.5100
P.O. Box 9149	Fax 781.792.5900
Norwell, MA 02061-9149	rutledge.jim@cleanharbors.com
www.cleanharbors.com

February 13, 2013

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4631

Re:	Clean Harbors, Inc.
Form 10-K for the Year Ended December 31, 2011 Filed February 29, 2012
Form 8-K Filed November 7, 2012
Form 8-K Filed January 4, 2013
Response dated January 23, 2013
File No. 1-34223

Dear Mr. Decker:

On behalf of Clean Harbors, Inc. (the “Company”), this letter responds to the comment letter dated January 30, 2013 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, and Reports on Form 8-K filed on November 7, 2012 and January 4, 2013.

Form 10-K for the Year Ended December 31, 2011

General

1.                                      Please provide a written statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:         The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings described above;

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

CHI 2/13/13-1

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE:         As part of each response to a comment below which includes additional disclosures or revisions to be included in future filings, the proposed text of such additional or revised disclosures is included and marked to show the changes from the comparable disclosures in the Company’s prior reports referenced in the Comment Letter.

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Remedial Liabilities, page 32

3.                                      We note your response to comment two in our letter dated December 21, 2012. Please expand your disclosures in a similar manner to your response to discuss the specific factors that have resulted in continuous reductions in your environmental liability estimates.

RESPONSE:         In order to address the above comment, the “Remedial Liabilities” subsection on page 32 of the 2011 Form 10-K will be revised in future Annual Reports on Form 10-K as follows (with appropriate updated information):

Remedial Liabilities.    The balance of our remedial liabilities at December 31, 2011 and 2010 was $135.3 million and $137.6 million, respectively. See Note 8, “Remedial Liabilities,” to our consolidated financial statements for the three years ended December 31, 2011, for the changes to the remedial liabilities during the years ended December 31, 2011 and 2010.  Remedial liabilities are obligations to investigate, alleviate and/or eliminate the effects of a release (or threat of a release) of hazardous substances into the environment and may also include corrective action under RCRA. Our remediation obligations can be further characterized as Long-term Maintenance, One-Time Projects, Legal and Superfund. Legal liabilities are typically comprised of litigation matters that involve potential liability for certain aspects of environmental cleanup and can include third party claims for property damage or bodily injury allegedly

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

CHI 2/13/13-2

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

arising from or caused by exposure to hazardous substances originating from our activities or operations, or in certain cases, from the actions or inactions of other persons or companies. Superfund liabilities are typically claims alleging that we are a potentially responsible party (“PRP”) and/or are potentially liable for environmental response, removal, remediation and cleanup costs at/or from either a facility we own or a site owned by a third party. As described in Note 14, “Commitments and Contingencies,” to our consolidated financial statements for the three years ended December 31, 2011, Superfund liabilities also include certain liabilities payable to governmental entities for which we are potentially liable to reimburse the sellers in connection with our 2002 acquisition of substantially all of the assets of the Chemical Services Division (the “CSD assets”) of Safety-Kleen Corp. Long-term Maintenance liabilities include the costs of groundwater monitoring, treatment system operations, permit fees and facility maintenance for inactive operations. One-Time Projects liabilities include the costs necessary to comply with regulatory requirements for the removal or treatment of contaminated materials.

Amounts recorded related to the costs required to remediate a location are determined by internal engineers and operational personnel and incorporate input from external third parties. The estimates consider such factors as the nature and extent of environmental contamination (if any); the terms of applicable permits and agreements with regulatory authorities as to cleanup procedures and whether modifications to such permits and agreements will likely need to be negotiated; the cost of performing anticipated cleanup activities based upon current technology; and in the case of Superfund and other sites where other parties will also be responsible for a portion of the clean-up costs, the likely allocation of such costs and the ability of such other parties to pay their share. Each quarter, our management discusses if any events have occurred or milestones have been met that would warrant the creation of a new remedial liability or the revision of an existing remedial liability. Such events or milestones include identification and verification as a PRP, receipt of a unilateral administrative order under Superfund or requirement for RCRA interim corrective measures, completion of the feasibility study under Superfund or the corrective measures study under RCRA, new or modifications to existing permits, changes in property use, or a change in the market price of a significant cost item. Remedial liabilities are inherently difficult to estimate and there is a risk that the actual quantities of contaminants could differ from the results of the site investigation, which could materially impact the amount of our liability. It is also possible that chosen methods of remedial solutions will not be successful and funds will be required for alternative solutions.

Remedial liabilities are discounted only when the timing of the payments is estimable and the amounts are determinable. With the exception of remedial liabilities assumed as part of an acquisition that are measured at fair value, our experience has been

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

CHI 2/13/13-3

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

that the timing of payments for remedial liabilities is usually not estimable and therefore the amounts of remedial liabilities are generally not discounted.

The Company establishes its environmental liabilities based on acceptable technologies when the Company has determined a liability is appropriate. Introduction of new technologies are subject to successful demonstration of the effectiveness of the alternative technology and regulatory approval. The Company routinely reviews and evaluates its sites to determine if there should be changes in its established reserves. The changes in estimates are reflected as adjustments in the ordinary course of business in the period when the Company determines that an adjustment is appropriate as new information becomes available. Upon demonstration of the effectiveness of the alternative technology and applicable regulatory approval, the Company updates its estimated cost of remediating the affected sites.

We will also include a discussion of the changes in the Company’s environmental liabilities in the “General “ subsection of Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, of the 2012 Form 10-K and, with appropriate updates, future Annual Reports on Form 10-K as follows:

The net reductions in the Company’s estimated environmental liabilities during each of the three years in the period ended December 31, 2011 were due to changes in estimates. The benefits over the past few years were primarily due to the successful introduction of new technology for remedial activities, favorable results from environmental studies of the on-going remediation, including favorable regulatory approvals, and lower project costs realized by utilizing internal labor and equipment. The principal changes in estimates were from the following items:

In 2009, the net reduction primarily related to two sites where favorable environmental studies and successful pilot testing of bio-plugs to replace the traditional pump and treat method of handling wastewater led to favorable regulatory approvals and reductions in the required remediation periods. Lower third-party costs were also realized at one of the two sites.

In 2010, the net reduction primarily related to three sites; favorable environmental studies at one site led to favorable regulatory approvals and a reduction in the remediation period; implementation of solar sippers at a second site and installation of additional equipment at a third site resulted in reductions to the estimated future utility costs due to increased efficiencies.

In 2011, the net reduction primarily related to four sites; installation of a solar array system led to lower estimated future utility costs at one site; favorable environmental studies and regulatory approvals were achieved at a second and third site; and utilization

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

CHI 2/13/13-4

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

of internal labor rather than external contractors at the fourth site enabled the Company to reduce its estimate of remediation costs. The estimated savings from the four sites were partially offset by an increase in remedial liabilities recorded at a fifth site due to a change in estimated costs following finalization of the corrective action plan.

The second paragraph of Note 8, “Remedial Liabilities,” in the Company’s 2012 Form 10-K will also be revised to read as follows (with appropriate updated information to reflect that the changes in estimates refer to the liabilities described in the December 31, 2012 and 2011 balance sheets):

During the year ended December 31, 2011, the benefit resulting from the changes in estimates for remedial liabilities for inactive sites was ~~based primarily on revisions to certain liability estimates due to new site information and the installation of more efficient processing equipment. The benefit resulting from changes in estimates for non-landfill liabilities was primarily due to (i) the successful introduction of new technology for remedial activities, (ii) the discounting effect of delays in certain remedial projects and (iii) the completion of remedial projects at lower than anticipated cost, offset partially by (iv) new regulatory compliance obligations~~ primarily related to four sites; installation of a solar array system led to lower estimated future utility costs at one site; favorable environmental studies and regulatory approvals were achieved at a second and third site; and utilization of internal labor rather than external contractors at the fourth site enabled the Company to reduce its estimate of remediation costs. The estimated savings from the four sites were partially offset by an increase in remedial liabilities recorded at a fifth site due to a change in estimated costs following finalization of the corrective action plan.

Goodwill, page 32

4.                                      We note your response to comment four in our letter dated December 21, 2012. Please address the following in regards to your aggregation of multiple components to arrive at each of your reporting units:

•                  Please help us better understand how you determined that the aggregated components within each of the reporting units have similar economic characteristics pursuant to ASC 350-20-35-35. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given component when compared to another component for a given period or over several periods. Explain why each of these differences would not be considered

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

CHI 2/13/13-5

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

an indication of differences in economic characteristics between the components and your basis for concluding that each difference is temporary. In doing so, please address any apparent differences in economic characteristics and trends between each component being aggregated; and

•                  Please help us better understand how you determined that the nature of products and services are similar for all of the components in each reporting unit. For example, in regards to the Oil and Gas Field Services reporting unit, it is not clear why rental services would be similar to the other services provided.

RESPONSE:         The key financial metric used by the Company to internally evaluate its components is adjusted earnings before interest, income taxes, depreciation and amortization, accretion of environmental liabilities, other (income) expense, loss on early extinguishment of debt and discontinued operations (“Adjusted EBITDA”). Accordingly, when analyzing whether components share similar economic characteristics, the Company’s quantitative analysis is performed based on long-term average Adjusted EBITDA as a percentage of revenue (“Adjusted EBITDA margin”) in lieu of long-term average gross margins as described in ASC 280-10-50-11 and, by reference, ASC 350-20-35-35.

A quantitative summary of Adjusted EBITDA margins by component for the five historical years ended December 31, 2012 and the current 2013 Operating Budget is attached as Addendum A. The components and reporting units are presented in Addendum A in conformity with the Company’s presentation in fiscal 2012. The following is a discussion, by reporting unit, of management’s quantitative analysis of the information contained in Addendum A, further discussion why the Company believes the nature of the products and services within each reporting unit are similar, and a review of certain relevant key qualitative factors the Company believes is important as outlined in our earlier response dated January 23, 2013.

Key Qualitative Attributes Considered in the Company’s Analysis of its Reporting Units

As discussed in each reporting unit below, the Company acknowledges that there is variation in the Adjusted EBITDA margins within the reporting units. ASC 350-20-35-35 requires that the Company consider the factors described in ASC 280-10-50-11 in determining if the components of an operating segment have similar characteristics, and the Company did consider those factors in its analysis. However, ASC 350-20-35-35 does not indicate that the guidance in ASC 280-10-50-11 is the exclusive determining factor or the sole factor to be considered. The Company does believe the components within each reporting unit do share similarities in the majority of factors described in ASC 280-10-50-11, in particular: the nature of services provided; the type of customers served; methods used to provide their services; and the regulatory environments.

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

CHI 2/13/13-6

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

As noted in our earlier response dated January 23, 2013, when determining its reporting units, the Company also considered the implementation guidance in ASC 350-20-55-6 through 55-7 in addition to the factors described in ASC 280-10-50-11.

ASC 350-20-55-6 indicates the evaluation is a matter of judgment that depends on specific facts and circumstances, and is more qualitative than quantitative. ASC 350-20-55-7 indicates factors to be considered in determining whether components shall be combined into one reporting unit based on their economic similarities include: (i) the manner in which an entity operates it business and the nature of those operations; (ii) whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert; (iii) the extent to which the component businesses share assets and other resources; and (iv) whether the components support and benefit from common research and development projects. ASC 350-20-55-7 also indicates that every factor need not be met in order for two components to be considered economically similar.

We considered the manner in which the Company operates its business and the nature of its operations. We believe our reporting units are representative of how the Company looks at its operations. As described herein, we believe the nature of the Company’s operations in each reporting unit is similar. We also considered whether the goodwill is recoverable from the separate operations of each component or from two or more components working in concert. Given the manner in which we operate each reporting unit, particularly the economic interdependence among the components within each reporting unit, we believe the goodwill is recoverable from the components working in concert within each reporting unit. Further, we note that ASC 350-20-55-7 specifies that the fact a component extensively shares assets and other resources with other components may be an indication that the component may be economically similar to those other components. Accordingly, considering all of the guidance and relevant factors described in ASC 350-20, and by reference ASC 280-10-50-11, we believe it is appropriate to aggregate the components of the Company’s four historical operating segments into five reporting units.

Quantitative Analysis of Adjusted EBITDA Margins by Reporting Unit

Technical Services

As described in the Company’s response dated January 23, 2013, the Technical Services reporting unit is operated as a vertically-integrated continuum of services for the collection, handling, transportation and disposal of waste.  The services are executed as one continuous waste stream from customer generation to final disposal, all with access to the same network of transportation equipment, employee resources and disposal assets. Disposal of the waste is based on the type of waste and customer preference, if any. Accordingly, the components are highly interdependent.

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CHI 2/13/13-7

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

The components are as follows:

•                  Technical Services — collecting hazardous and non-hazardous industrial wastes from customers and transporting the wastes to and between our disposal facilities, including TSDFs, incinerators, landfills, wastewater treatment facilities, desorbers  or recycling locations.

•                  Treatment, Storage and Disposal Facilities (“TSDFs”) — receiving and consolidation and storage of compatible waste streams for more efficient transportation to final treatment, disposal or recycling destinations, including, incinerators, landfills, wastewater treatment facilities, desorbers or recycling locations.

•                  Incineration — eliminating contaminants and disposing of organic hazardous waste by high temperature incineration.

•                  Landfills — disposing of inorganic wastes in specially-designed receptacles in the ground.

•                  Wastewater Treatment — disposing of hazardous and non-hazardous waste through the use of physical and chemical treatment methods.

•                  Desorber — separation of waste by high temperature and disposal of remaining solids by authorized methods.

•                  Solvent Recycling — reclamation and recycling of solvent-based wastes generated by industrial cleaning operations, metal finishing and other manufacturing processes.

•                  PPM (1) includes the removal and disposal of polychlorinated biphenyls (“PCBs”).

•                  Central Ops Environmental — reclamation and recycling of spent catalyst generated by industrial reactive processes.

(1) PPM was reclassified to Technical Services in 2012 and has been reclassified for all periods presented to conform to the Company’s current presentation.

The Adjusted EBITDA margins for the Technical Services reporting unit are XXXXXXXXXXXXX, however, the margins vary among the components within the reporting unit. The higher margins are generated XXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The business model for the Technical Services component is based primarily on

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC'S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 2/13/13-8

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

XXXXXXXXXXXXXXXXXXXXXXX, which makes it easier to enter the market, and accordingly, the business is more competitive. XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The PPM margins are favorable given the nature of the waste being disposed. The Solvent Recycling and Central Ops Environmental components are impacted by the market price for recycled metals, chemicals and catalyst. The Company would expect these economic differences among the components based on the different types of waste that it has been engaged to transport and dispose.

Over the six years presented, the Adjusted EBITDA margins for the Technical Services component XXXXXXXXXXXXXXX. The Company expects these Adjusted EBITDA margins to remain consistent as the variability in Adjusted EBITDA margin would be the predicated by the service and type of waste being disposed versus the collection and transportation of the waste.

As noted above, the Adjusted EBITDA margins are higher for the XXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXX. The Adjusted EBITDA margins for TSDFs have been XXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The Incineration margins are generally XXXXXXXXXXXXXXX. The Landfill margins are XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

The Wastewater Treatment component consists of facilities that treat contaminated liquids. The business is generally local and has more competition, including from municipal governments. For these reasons, the Adjusted EBITDA margins are XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The historical margins vary but are generally in the XXXXXXXXXXX. The higher expected Adjusted EBITDA margin of XXX% in budgeted 2013 is primarily due XXXXXXXXXXXXXXXXXXXXXXXXX.

The Desorber component is a disposal facility recently acquired in 2011. XXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

The Adjusted EBITDA margins of the Solvent Recycling component vary more significantly due primarily to the market price for recycled metals. The Adjusted EBITDA margins for the PPM component are fairly consistent over the periods presented, XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The Adjusted EBITDA margins for the

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC'S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 2/13/13-9

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

Central Ops Environmental component are impacted by the market price of spent catalyst, but have XXXXXXXXXXXXXXX

XXXXXXXXX.

The Administration and Allocations line-items represent cost centers and are not components, but are included in Addendum A in order to reconcile the revenue and EBITDA to the total consolidated amounts. The Company does not view these cost centers in assessing the performance of the components or reporting unit. XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. Allocations expense represents either administrative departments within the segment or expenses of the component departments that support all of the components within the reporting unit. Allocations revenue is miscellaneous revenue not attributable to a particular component.

Although the Adjusted EBITDA margins vary among the components, with the higher Adjusted EBITDA XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX, a significant volume of the waste passing through the TSDFs and being disposed of at the Company’s facilities (including landfills, incinerators, desorber and wastewater treatment facilities), or recycled as solvents or sold as catalyst, represents waste collected and transported by Technical Services equipment and personnel. Moreover, Adjusted EBITDA and the changes in Adjusted EBITDA margin is predicated on the type of waste being transported and disposed. The long-term average Adjusted EBITDA margins for the Technical Services reporting unit in total have consistently been XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXX. All of the components rely on other components within the Technical Services reporting unit to perform and generate outside revenue. Given the vertical integration and interplay of the components, the Company analyzes the results of the Technical Services reporting unit in total.

The packaging, collection, transportation, treatment and disposal of the waste in the Technical Services reporting unit are executed as one continuous waste stream from customer generation to final disposal. Since each component provides a key service in the continuum of services provided to the customer and the components are highly dependent on each other, the Company believes the nature of the products and services is similar. As noted in our earlier response dated January 23, 2013, the components also share: the same type or class of customer, and in many cases, the same customer; the same network of transportation equipment, employee resources, and disposal assets; a similar regulatory environment; and a similar environmental risk (level of risk based on type of waste being collected and disposed). Accordingly, based on the weight of the collective factors, the Company believes it is appropriate to aggregate the components into a single reporting unit as described in ASC 350-20-35-35.

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC'S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 2/13/13-10

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

Field Services

Field Services provides a wide variety of environmental cleaning and maintenance services on customer sites or other locations on a scheduled or emergency basis, including tank cleaning, site decontamination, large remediation projects, demolition, spill cleanup, railcar cleaning, product recovery and transfer, scarifying and media blasting and vacuum services.

The components are as follows:

•                  Field Services include services such as tank cleanings, railcar cleanings and vacuum services.

•                  National Remediation includes excavation, removal, treatment and disposal of contaminated materials.

•                  National Events include a full range of services for large cleanup projects, such as oil spills.

•                  Transformer Services include removal, break-down and disposal of used transformers for utility companies.

The National Remediation and National Events components were established to enable the Company to track larger individual projects. The Company generally classifies events whose project size XXXXXXXXXXXXXXXXXXXXXXXX in the National Remediation component, while events whose project size is XXXXXXXXXXXXXXXXXX are classified in the National Events component. However, the nature of the work performed is similar to that performed by other components in the Field Services reporting unit.

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. Although the Adjusted EBITDA margins can and do vary between individual components, the major factor impacting the total Adjusted EBITDA margins is the magnitude of the project, the timing of the event and when the work is performed. The Company typically has higher Adjusted EBITDA margins XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

The Adjusted EBITDA margins for the Field Services component are fairly consistent, generally in XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXX. The consistent Adjusted EBITDA margins would generally be expected since the services are performed on a scheduled basis with our customers, and the scope of the services provided is consistent from customer to customer.

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC'S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 2/13/13-11

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

The Adjusted EBITDA margins for the National Remediation component ranged from a low of XXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXX. The Adjusted EBITDA margins for the National Events component ranged from a low of XXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The high Adjusted EBITDA margin in 2010 relates to XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXX. The Adjusted EBITDA margins for the National Remediation and National Events components are subject to more volatility since the revenue and operating results are dependent on the occurrence of an event (e.g., oil spill), the magnitude of the project and the timing of when work is performed. The volatility in Adjusted EBITDA margin for these components is consistent with the Company’s expectations.

The Adjusted EBITDA margins for Transformer Services XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

Although the Adjusted EBITDA margins are expected to vary among the components, the nature of the services provided by the components is the same — environmental cleaning and maintenance services at customer locations, either on a scheduled or emergency response basis. As such, the Company believes the nature of the products and services is similar as described in ASC 280-10-50-11 and, by reference, ASC 350-20-35-35. In addition, as noted in our response dated January 23, 2013, all of the components share the following similarities: the components can serve any type or class of customer; they share a similar network of transportation equipment, cleaning equipment and employee resources involving teams in varying size with varying skill that are deployed based on the requirements of the project (the location of the work, size of the project, history with the customer, and availability of employees that impact which employees respond to a project at any given time); and they share a similar regulatory environment. Accordingly, based on the weight of the collective factors, the Company believes that it is appropriate to aggregate the components into a single reporting unit as described in ASC 350-20-35-35.

Industrial Services

Industrial Services provides industrial cleaning and maintenance services, in both the on-going / in-plant and shutdown / turnaround phases, and lodging services to downstream oil and

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC'S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 2/13/13-12

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

gas companies, chemical plants, oil sands facilities, pulp and paper mills, and other industrial facilities. The lodging services are XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX, and are therefore included in the Industrial Services operating segment, but are considered to be a separate reporting unit — as discussed below in the Lodging section.

The components are as follows:

•                  Industrial Services include on-going / in-plant cleaning and maintenance services, such as liquid / dry vacuum, hydro-blasting, steam cleaning and chemical hauling.

•                  Industrial Specialty Services include plant outage and turnaround cleaning and maintenance services, such as decoking and pigging, catalyst handling, chemical cleaning, high and ultra-high pressure water cleaning, and large tank and surface impoundment cleaning.

•                  Oil Sands includes the same services provided by the Industrial Services and Industrial Specialty Services components, except that the services are provided to customers in a specific geographic region — the Oil Sands in Western Canada.

Although there is variation in the lowest Adjusted EBITDA margins and the highest Adjusted EBITDA margins among the components, there is XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXX. For the majority of the years, the Adjusted EBITDA margin for the Industrial Services component generally ranged XXXXXXXXXXXXXXX, the Adjusted EBITDA margin for the Oil Sands component generally ranged from XXXXXXXX and Industrial Specialty Services component generally ranged XXXXXXXXXXXXXXXXX. The general ranges are consistent with the Company’s expectations. XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXX, the Company would expect to realize a XXXXXXXXXXXXX in the Oil Sands than in the Industrial Services and Industrial Specialty Services components.

The historical Adjusted EBITDA margins for the Industrial Services component range from XXXXXXXXXXXXXXXX

XXXXXXXXXXXXX. For four of six years presented, the margins fall XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

The Company acquired its industrial cleaning and maintenance operations in the Oil Sands as a result of the acquisition of Eveready, Inc. (“Eveready”) in July 2009. The nature of the cleaning and maintenance services provided in the Oil Sands is the same as that provided by the Industrial Services and Industrial Specialty Services components; however, XXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXX

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC'S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 2/13/13-13

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The revenue associated with the latter work is recorded in the Industrial Specialty Services component. The revenue associated with the industrial services and industrial specialty services work performed by the local dedicated team is recorded in the Oil Sands component.

The Adjusted EBITDA margins for the Oil Sands component in 2009 and 2010 of XXXXXXXXXXX, respectively, reflect the Eveready acquisition and its subsequent integration into Clean Harbors. The Adjusted EBITDA margins for XXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

The Adjusted EBITDA margins for Industrial Specialty Services range from XXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXX. For five of the six years presented, the Adjusted EBITDA margins fall XXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXX.

The cleaning and maintenance services provided by the Industrial Services, Oil Sands and Industrial Specialty Services components are of the same type and nature, and are provided to the same type or class of customer, namely downstream oil and gas companies, chemical plants, oil sands facilities, pulp and paper mills, and other industrial facilities. As such, the Company believes the nature of the products and services is similar as described in ASC 280-10-50-11 and, by reference, ASC 350-20-35-35. In addition, as noted in our response dated January 23, 2013, all three components share the following similarities: same network of transportation equipment, cleaning equipment and employees; and similar regulatory environment. Accordingly, based on the weight of the collective factors, the Company believes that it is appropriate to aggregate the components into a single reporting unit as described in ASC 350-20-35-35.

Lodging

The Lodging component of the Industrial Services segment primarily serves downstream oil and gas companies in Western Canada. As noted above and in our response dated January 23, 2013, XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXX

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC'S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 2/13/13-14

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

The components are as follows:

•                  Lodging includes providing premier industrial lodges, with catering services, and drill camp accommodations that are rented out at drill sites.

•                  Camp Manufacturing includes manufacturing and selling lodges and drill camp facilities to the Lodging component and other third parties.

The Company considers XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The downstream oil and gas companies generally operate in remote areas with limited infrastructure. XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. In addition, XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXX. The Senior Vice President — Lodging reports to the manager of the Industrial Services operating segment.

The Company first acquired its Lodging operations as a result of the acquisition of Eveready in July 2009, and the Adjusted EBITDA margins for the Lodging component of XXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXX the acquisition. The higher Adjusted EBITDA in XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The Adjusted EBITDA margin XXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. As the two acquisitions are now fully integrated in Clean Harbors, the Adjusted EBITDA margin percentage for the Lodging component in 2012 and budgeted 2013 is XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

The Company acquired its Camp Manufacturing operations through an acquisition of a private company in August 2011 to XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXX. However, Camp Manufacturing has been operating as an integral part of Lodging, and is now the exclusive supplier of facilities to Lodging. The Adjusted EBITDA margin XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX reflects a full year’s operating results and its integration into Clean Harbors. The Adjusted EBITDA margin for Camp Manufacturing is XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC'S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 2/13/13-15

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

The Adjusted EBITDA margins for Camp Manufacturing are XXXXXX than the Adjusted EBITDA margins of the Lodging component for the periods presented. However, in the areas in which the Company operates, XXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. Most of Lodging’s major competitors have a manufacturing arm.  The two businesses fit closely together and the Company views the businesses as an integrated activity. The manager of Camp Manufacturing reports to the Senior Vice President — Lodging. As the Lodging and Camp Manufacturing components both provide accommodation facilities to customers, many of which include downstream oil and gas companies and in many cases the same customers, the Company believes the nature of the products and services is similar as described in ASC 280-10-50-11 and, by reference, ASC 350-20-35-35. In addition, as noted in our response dated January 23, 2013, the Lodging and Camp Manufacturing businesses share substantial economic interdependence; assets and employee resources, especially where the activity requires setup teams and setup management groups sourced by individuals from both operations, including design; and a similar regulatory environment. The fact that approximately XXX of Camp Manufacturing’s revenues budgeted in 2013 are expected to represent sales to Lodging is evidence of their substantial economic interdependence. Accordingly, based on the weight of the collective factors, the Company believes it is appropriate to aggregate the components into a single reporting unit as described in ASC 350-20-35-35.

Oil and Gas Field Services

The Company provides exploration, cleaning, maintenance, fluids handling and related services throughout the lifecycle of a producing oil and gas well, including all three phases — exploration, drilling and production.

The components are as follows:

•                  Exploration Services provides a full range of pre-drilling services, including mapping, mulching, seismic drilling and directional boring services.

•                  Surface Rental provides services that support oil and gas drilling and well completion. These services include the set-up, rental, servicing and dismantling of equipment at the drill site, such as centrifuges used to separate drill cuttings from other fluids for disposal, storage tanks, disposal tanks and generators. In addition, the component often provides the personnel to operate the rented equipment.

•                  Production Services provides support services at the producing well site including fluid handling, fluid hauling, tank cleaning, line cleaning and downhole maintenance servicing.

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC'S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 2/13/13-16

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

The historical annual Adjusted EBITDA margins have generally ranged from approximately XXXXXXX for Production Services, XXXXXXXX for Exploration Services and XXXXXX for Surface Rental for the periods presented. It is not unusual that the Adjusted EBITDA margins vary among the components. XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. Moreover, all of the components are impacted by the cyclical ups and downs of the oil and gas industry. Given the cyclical nature of the oil and gas industry, we expect, and have experienced, fluctuations in the components’ Adjusted EBITDA margins during a given year. Therefore, the range from XXXXXXX over the duration of the five years is not unexpected. The range in the Adjusted EBITDA margins is consistent with the lifecycle of the well such that the Company XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXX.

The primary focus of our Oil and Gas Field Services reporting unit is to service and support oil and gas companies in (i) their exploration for oil and gas; (ii) the separation of drill cuttings and other fluids during the drilling process using centrifuges (“solids control”) along with other related rental equipment at these sites; and (iii) the on-going cleaning, maintenance, and fluids management at producing well sites.

The Company acquired its oil and gas exploration and producing well support services as a result of the acquisition of Eveready in July 2009. At the time of the acquisition, the oil and gas exploration and production activities were suffering the adverse effects from the global economic recession. In 2010, the oil and gas exploration and production industry began to recover and the Company’s customers started exploring and increasing their production, which benefitted Clean Harbors. The recovery continued more rapidly in 2011. Accordingly, the Company’s exploration and production activities shared significantly in the recovery and its revenue and Adjusted EBITDA results reflect the recovery. Moreover, the results of the Exploration component in 2011 XXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXX.

The Adjusted EBITDA margin for the Exploration component increased from a low of XXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XX, on our exploration services while the high Adjusted EBITDA margin in XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXX. The Adjusted EBITDA margins for 2011 through budgeted 2013 are in a reasonably narrow range between XXXXXXXXX.

The Company acquired its surface rental operations as a result of the Peak acquisition in June 2011. As noted above, the Surface Rental component represents the set-up, rental, servicing

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC'S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 2/13/13-17

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

and dismantling of equipment to upstream oil and gas companies to support drilling at the drill site, and often providing the personnel to operate the rented equipment. The services include the rental, and often the operation, of centrifuges to separate the drill cuttings from the drilling mud as well as other related equipment at the drill site to store the solids until the Company can properly dispose of the waste. The Company also cleans and maintains the equipment, including its own rented equipment, at the drill site. We work closely with the drillers, however, we are engaged directly by the oil and gas company, who is our customer.

Although we provide more than just the rental of equipment, we have historically referred to this business internally as “surface rentals”. Direct labor associated with Company personnel operating the equipment for the customer represents approximately XXX of the component’s total operating costs. It is important to also point out that we engage in our rental services only in connection with directly supporting our upstream oil and gas customers by offering complementary services to our cleaning, maintenance and disposal services. We do not offer equipment rental services to the general marketplace. XXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXX. Strong demand for drill site equipment in the Marcellus Shale region in 2011 resulted in a high annual Adjusted EBITDA margin of XXX in that year. With lower utilization of our assets due to a decrease in natural gas prices, combined with unfavorable rain and weather conditions in Western Canada, the Company followed its customers and repositioned certain assets (mainly centrifuges) from their gas rigs to liquid-rich gas and oil rigs in 2012. Due to these conditions, the Adjusted EBITDA margin was XXXXXXXXXX and, with the repositioning of assets and equipment completed in late 2012, is budgeted to increase to XXXXXXXXXX.

The Adjusted EBITDA margins for the Production component follow a trend similar to that experienced by the other components as described above. The low Adjusted EBITDA margin of XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The Adjusted EBITDA margins for 2012 through budgeted 2013 are XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

It is important to note that the components provide exploration, cleaning, maintenance, disposal and related services to upstream oil and gas companies. Each component targets a particular phase of the lifecycle of a producing well. The Company believes this vertical integration of services supporting the same customers in the same industry helps it achieve operational scale to further penetrate the market for the services provided by the other components. As such, the Company believes the nature of the services is similar. As noted in our earlier response dated January 23, 2013, the Company also believes the above components of Oil and Gas Field Services share the same type of customer, some of the same employee resources

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC'S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 2/13/13-18

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

and a similar regulatory environment. Accordingly, based on the weight of the collective factors, the Company believes that it is appropriate to aggregate the components into a single reporting unit as described in ASC 350-20-35-35.

Adjustment of Reporting Units in Q1 2013 Because of Safety-Kleen Acquisition

As noted in our response dated January 23, 2013 and as recently described in the Company’s Form 8-K filed on January 4, 2013, the Company completed its acquisition of 100% of the common shares of Safety-Kleen, Inc. (“Safety-Kleen”) on December 28, 2012. The Company’s Chief Operating Decision-Maker and other senior management are currently reviewing Clean Harbors’ consolidated operations and organization structure, particularly how Safety-Kleen’s historical reporting units align with the Company’s historical reporting units. The Company therefore expects to adjust its reporting units in the first quarter of fiscal 2013.

Form 8-K Filed November 7, 2012

5.                                      We note your response to comment 13 in our letter dated December 21, 2012. With regard to the quantitative reconciliation of non-GAAP financial measures that are forward-looking, Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you should identify information that is unavailable and disclose its probable significance. Please revise your disclosures accordingly. Refer to SEC Release No. 33-8176.

RESPONSE:         In order to address the above comment, when presenting Adjusted EBITDA and Adjusted EBITDA margin on either an historical or a forward-looking basis in future filings with the Commission, the Company will include a schedule presenting a quantitative reconciliation of net income to Adjusted EBITDA — please see Addendum B for the additional disclosure.

We believe it is difficult and inherently uncertain to project each of the specific line items required to reconcile Adjusted EBITDA to net income at the various times during the fiscal year when earnings announcements and related guidance are being issued on a quarterly basis. However, since receiving the first comment letter, we have gone back and done more work to establish a process to develop the requested data. Although extra effort will be required to prepare a reconciliation of Adjusted EBITDA to net income on a forward-looking basis, we believe we can provide such a reconciliation with reasonable ranges indicated for the reconciling amounts.

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

CHI 2/13/13-19

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

Form 8-K Filed January 4, 2013

6.                                      Please amend your Form 8-K to address the below comments.

RESPONSE:         Promptly following resolution of comments nos. 7-9 below, the Company will file Amendment No. 1 to the Form 8-K filed on January 4, 2013, which Amendment will include the revised pro forma financial statements referenced in the responses below to those comments and set forth in Addendum C to this letter. To facilitate review by the Commission’s staff, Addendum C is marked to show the changes from the pro forma financial statements as originally filed as pages 63-74 of the Form 8-K.

7.                                      Please present pro forma earnings per share amounts pursuant to Rule 11-02(b)(7) of Regulation S-X. Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary. Please disclose how many offering shares were included in your computation and how many were excluded and explain why. Please also disclose any shares not included for anti-dilution reasons.

RESPONSE:         All share and per share amounts have been added to the Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 2011 and for the nine months ended September 30, 2012.  The Company has also added Note 4(s) explaining that there were only 66,000 anti-dilutive share awards related to Clean Harbors and that there were no excluded offering shares in the pro forma calculation.

8.                                      The pro forma financial information gives effect to your offerings of stock and notes as well as your acquisition of Safety-Kleen, Inc. Please revise your pro forma financial information to separately present the pro forma impact of the stock and notes offerings from the pro forma impact of the acquisition of Safety-Kleen, Inc. This can be done by having the third column, which is currently labeled as pro forma adjustments, show pro forma adjustments only related to the acquisition. The fourth column could then be a subtotal column which presents pro forma amounts only related to the acquisition. The fifth column could show pro forma adjustments related to the offerings, with the final sixth column presenting the combined pro forma impact of the acquisition and offerings.

RESPONSE:         The Company has revised the pro forma financial information as described in the Comment Letter and also changed the table in Note 3(a) to correspond to the revised pro forma financial statements.

9.                                      Please clearly show in the notes to the pro forma financial statements how you arrived at each adjustment amount, including any calculations used. Please also disclose any

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

CHI 2/13/13-20

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

significant estimates or assumptions used to arrive at the pro forma adjustment amounts. For example, in regards to your pro forma adjustments to depreciation and amortization, you should show the calculation used to arrive at the adjustment amounts, including the specific asset categories the adjustments relate to and the corresponding useful lives.

RESPONSE:  The Company has reviewed each of the notes to the pro forma financial statements and (i) added additional disclosure for any estimates or assumptions used to arrive at the pro forma adjustment amounts and (ii) incorporated tables to provide further support for how the calculations were made.

Please contact the undersigned should you have any questions or requests for additional information with respect to this response letter.  Thank you for your assistance.

Sincerely,

/s/ James M. Rutledge
James M. Rutledge
Vice Chairman, President and Chief Financial Officer
(781) 792-5106
cc:	Nudrat Salik, Staff Accountant

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

CHI 2/13/13-21

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

Addendum A

Clean Harbors, Inc.

Quantitative Analysis of Components

Fiscal Years 2008-2012 and 2013 Operating Budget

[REDACTED]

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC'S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 2/13/13-22

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

Addendum B

Net Income  to Adjusted EBITDA Adjustments

An itemized reconciliation between projected Net Income and projected Adjusted EBITDA is as follows:

	For the Year Ended December 31, 2012						For the Year Ended December 31, 2013
	Amount			Margin % (1)			Amount			Margin % (1)
	(In millions)						(In millions)
Projected GAAP net income	$82	to	$89	3.8%	to	4.1%	$117	to	$133	5.1%	to	5.7%
Adjustments:
Accretion of environmental liabilities	10	to	9	0.5%	to	0.4%	11	to	10	0.5%	to	0.4%
Depreciation and amortization	163	to	160	7.6%	to	7.4%	180	to	170	7.8%	to	7.2%
Other (income) expense	—	to	—	0.0%	to	0.0%	—	to	—	0.0%	to	0.0%
Loss on early extinguishment of debt	26	to	26	1.2%	to	1.2%	—	to	—	0.0%	to	0.0%
Interest expense, net	46	to	45	2.1%	to	2.1%	48	to	47	2.1%	to	2.0%
Provision for income taxes	48	to	51	2.2%	to	2.4%	69	to	75	3.0%	to	3.2%
Projected Adjusted EBITDA	$375	to	$380	17.4%	to	17.6%	$425	to	$435	18.5%	to	18.5%

Revenues (In millions)	$2,150	to	$2,160				$2,300	to	$2,350

(1)         The Margin % indicates the percentage that the line-item represents to total revenues for the respective reporting period, calculated by dividing the dollar amount for the line-item by total revenues for the reportng period.

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

February 13, 2013

ADDENDUM C

CLEAN HARBORS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

ASSETS

AS AT SEPTEMBER 30, 2012

(dollars in thousands)

	Clean Harbors	Safety-Kleen	Acquisition Pro Forma Adjustments	Notes	Acquisition Pro Forma	Stock and Notes Offerings Pro Forma Adjustments	Notes	Pro Forma
Current assets:
Cash and cash equivalents	$523,614	$48,253	$(1,299,024)	(a)	$(727,157)	$952,731	(a)	$225,574
Marketable securities	11,113	—	—		11,113	—		11,113
Accounts receivable, net	399,362	171,643	(5,064)	(b),(h)	565,941	—		565,941
Unbilled accounts receivable	34,401	—	3,061	(b)	37,462	—		37,462
Deferred costs	6,995	—	10,733	(b)	17,728	—		17,728
Prepaid expenses and other current assets	53,252	25,363	(24,068)	(a),(b),(c)	54,547	—		54,547
Supplies inventories	63,934	89,544	14,736	(d)	168,214	—		168,214
Deferred tax assets	16,617	11,054	—		27,671	—		27,671
Total current assets	1,109,288	345,857	(1,299,626)		155,519	952,731		1,108,250
Property, plant and equipment, net	1,003,414	317,004	364,660	(b),(e)	1,685,078	—		1,685,078
Other assets:
Long-term investments	4,326	—	—		4,326	—		4,326
Deferred financing costs	12,530	—	—		12,530	10,559	(g)	23,089
Goodwill	157,724	36,787	275,753	(i)	470,264	—		470,264
Permits and other intangibles, net	151,810	83,369	373,531	(b),(f)	608,710	—		608,710
Deferred tax assets	—	57,756	(57,756)	(b)	—	—		—
Other	10,311	7,515	52,991	(b),(c)	70,817	—		70,817
Total other assets	336,701	185,427	644,519		1,166,647	10,559		1,177,206
Total assets	$2,449,403	$848,288	$(290,447)		$3,007,244	$963,290		$3,970,534

See accompanying notes to unaudited pro forma condensed combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

February 13, 2013

CLEAN HARBORS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

LIABILITIES AND STOCKHOLDERS’ EQUITY

AS AT SEPTEMBER 30, 2012

(dollars in thousands)

	Clean Harbors	Safety-Kleen	Acquisition Pro Forma Adjustments	Notes	Acquisition Pro Forma	Stock and Notes Offerings Pro Forma Adjustments	Notes	Pro Forma
Current liabilities:
Current portion of long-term debt	$—	$2,500	$(2,500)	(k)	$—	$—		$—
Current portion of capital lease obligations	5,937	—	—		5,937	—		5,937
Accounts payable	174,327	88,191	(2,003)	(h)	260,515	—		260,515
Deferred revenue	29,060	32,009	—		61,069	—		61,069
Accrued expenses	136,687	87,006	18,964	(b),(c),(d),(j)	242,657	—		242,657
Accrued salaries and benefits	—	30,574	(30,574)	(b)	—	—		—
Current portion of closure, post-closure and remedial liabilities	19,552	7,046	—		26,598	—		26,598
Income taxes payable	—	1,763	(1,763)	(b)	—	—		—
Total current liabilities	365,563	249,089	(17,876)		596,776	—		596,776
Other liabilities:
Closure and post-closure liabilities, less current portion	29,712	—	16,808	(b)	46,520	—		46,520
Remedial liabilities, less current portion	117,981	—	34,445	(b)	152,426	—		152,426
Environmental liabilities	—	51,253	(51,253)	(b)	—	—		—
Long-term obligations, less current maturities	800,000	220,625	(220,625)	(k)	800,000	600,000	(k)	1,400,000
Capital lease obligations, less current portion	3,477	—	—		3,477	—		3,477
Unrecognized tax benefits and other long-term liabilities	125,915	21,458	258,366	(e),(f)	405,739	—		405,739
Total other liabilities	1,077,085	293,336	37,741		1,408,162	600,000		2,008,162
Stockholders’ equity:
Common stock, $.01 par value:
Clean Harbors authorized 80,000,000; pro forma shares issued and outstanding 60,286,280	534	509	(509)	(l)	534	69	(l)	603
Shares held under employee participation plan	(469)	—	—		(469)	—		(469)
Additional paid-in capital	508,182	390,560	(390,560)	(l)	508,182	368,409	(l)	876,591
Accumulated other comprehensive income	59,056	4,675	(4,675)	(l)	59,056	—		59,056
Accumulated earnings (deficit)	439,452	(89,881)	85,432	(l)	435,003	(5,188)	(l)	429,815
Total Clean Harbors and Safety-Kleen stockholders’ equity	1,006,755	305,863	(310,312)		1,002,306	363,290		1,365,596
Total liabilities and stockholders’ equity	$2,449,403	$848,288	$(290,447)		$3,007,244	$963,290		$3,970,534

See accompanying notes to unaudited pro forma condensed combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

CLEAN HARBORS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

(in thousands, except per share data)

	Clean Harbors	Safety-Kleen	Acquisition Pro Forma Adjustments	Notes	Acquisition Pro Forma	Stock and Notes Offerings Pro Forma Adjustments	Notes	Pro Forma
Revenues:
Service revenues	$1,984,136	$576,120	$(13,050)	(m)	$2,547,206	$—		$2,547,206
Product revenues	—	708,151	—		708,151	—		708,151
Total revenues	1,984,136	1,284,271	(13,050)		3,255,357	—		3,255,357
Costs of revenues (exclusive of items shown separately below)	1,379,991	1,076,348	(50,093)	(m),(n),(p)	2,406,246	—		2,406,246
Selling, general and administrative expenses	254,137	73,842	49,610	(n)	377,589	—		377,589
Accretion of environmental liabilities	9,680	—	2,169	(n)	11,849	—		11,849
Depreciation and amortization	122,663	66,808	17,580	(o)	207,051	—		207,051
Income from operations	217,665	67,273	(32,316)		252,622	—		252,622
Other income(expense)	6,402	(5,925)	—		477	—		477
Interest expense, net	(39,389)	(10,321)	8,897	(q)	(40,813)	(31,992)	(q)	(72,805)
Income (loss) before provision (benefit) for income taxes	184,678	51,027	(23,419)		212,286	(31,992)		180,294
Provision (benefit) for income taxes	57,426	(84,441)	(8,197)	(r)	(35,212)	(11,197)	(r)	(46,409)
Net income (loss) attributable to Clean Harbors and Safety-Kleen	$127,252	$135,468	$(15,222)		$247,498	$(20,795)		$226,703
Earnings per Share:
Basic	$2.40	$2.61			$4.67			$3.79
Diluted	$2.39	$2.55			$4.64			$3.76
Weighted average common shares outstanding	52,961	51,876	(51,876)		52,961	6,900		59,861
Weighted average common shares outstanding plus potentially dilutive common shares	53,324	53,064	(53,064)	(s)	53,324	6,900		60,224

See accompanying notes to unaudited pro forma condensed combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

CLEAN HARBORS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(in thousands, except per share data)

	Clean Harbors	Safety-Kleen	Acquisition Pro Forma Adjustments	Notes	Acquisition Pro Forma	Stock and Notes Offerings Pro Forma Adjustments	Notes	Pro Forma
Revenues
Service revenues	$1,628,946	$469,087	$(8,471)	(m)	$2,089,562	$—		$2,089,562
Product revenues	—	601,897	—		601,897	—		601,897
Total revenues	1,628,946	1,070,984	(8,471)		2,691,459	—		2,691,459
Costs of revenues (exclusive of items shown separately below)	1,140,878	877,677	(48,986)	(m),(n)	1,969,569	—		1,969,569
Selling, general and administrative expenses	197,892	67,109	38,628	(n)	303,629	—		303,629
Accretion of environmental liabilities	7,409	—	1,888	(n)	9,297	—		9,297
Depreciation and amortization	116,794	49,436	13,855	(o)	180,085	—		180,085
Income from operations	165,973	76,762	(13,856)		228,879	—		228,879
Other expense	(465)	(4,903)	—		(5,368)	—		(5,368)
Loss on early extinguishment of debt	(26,385)	—	—		(26,385)	—		(26,385)
Interest expense, net	(33,836)	(10,284)	8,980	(q)	(35,140)	(23,994)	(q)	(59,134)
Income (loss) before provision for income taxes	105,287	61,575	(4,876)		161,986	(23,994)		137,992
Provision for income taxes	37,487	19,278	(1,706)	(r)	55,059	(8,398)	(r)	46,661
Net income (loss) attributable to Clean Harbors and Safety-Kleen	$67,800	$42,297	$(3,170)		$106,927	$(15,596)		$91,331
Earnings per Share:
Basic	$1.27	$0.82			$2.01			$1.52
Diluted	$1.27	$0.80			$2.00			$1.51
Weighted average common shares outstanding	53,303	51,622	(51,622)		53,303	6,900		60,203
Weighted average common shares outstanding plus potentially dilutive common shares	53,519	52,880	(52,880)	(s)	53,519	6,900		60,419

See accompanying notes to unaudited pro forma condensed combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.                                      The Merger

On October 26, 2012, Clean Harbors and Safety-Kleen signed an Agreement and Plan of Merger dated as of that date (the “Merger Agreement”) which provided that, subject to the terms and conditions contained in the Merger Agreement, Clean Harbors would acquire Safety-Kleen (the “Merger”). Safety-Kleen, a Delaware corporation headquartered in Richardson, Texas, is the largest re-refiner and recycler of used oil in North America and a leading provider of parts cleaning and environmental services.

Under the terms of the Merger Agreement, which was subsequently closed on December 28, 2012, Clean Harbors agreed to pay to the Safety-Kleen’s shareholders and option holders cash consideration in an amount equal to $1,250.0 million plus the amount of cash and cash equivalents held by Safety-Kleen on the closing date, less the amount of debt owed by Safety-Kleen on the closing date for borrowed money and capital lease obligations, plus or minus, as applicable, the amount by which Safety-Kleen’s working capital (excluding cash) on the closing date exceeded or was less than $50.0 million.

The following table summarizes the components of the estimated total consideration included in the pro forma condensed combined financial statements as if the Merger had been completed on September 30, 2012 (in thousands):

Estimated cash consideration	$1,250,000
Plus estimated working capital adjustment at September 30, 2012	11,271
Estimated total purchase price	$1,261,271

The following summarizes the preliminary purchase price allocation, as if the Merger had occurred on September 30, 2012 (in thousands):

Assets to be acquired:
Accounts receivable	$168,582
Unbilled accounts receivable	3,061
Prepaid expenses and other current assets	11,795
Deferred costs	10,733
Inventory	104,280
Current deferred tax assets	11,054
Goodwill	312,540
Property, plant and equipment	681,664
Permits and other intangible assets	456,900
Other assets	60,505
1,821,114
Liabilities to be assumed:
Accounts payable	88,191
Deferred revenue	32,009
Accrued expenses	101,520
Current portion of closure, post-closure and remedial liabilities	7,046
Closure and post-closure liabilities, less current portion	51,253
Unrecognized tax benefits and other long-term liabilities	279,824
559,843
Net assets to be acquired(1)	$1,261,271

(1)                                 Net assets exclude Safety-Kleen’s cash and cash equivalents, debt and associated costs, other costs related to its proposed initial public offering, stock option liabilities and Safety-Kleen’s goodwill.

Clean Harbors has determined preliminary allocation estimates based on limited access to information and will not have sufficient information to make final allocations until after completion of the Merger. Clean Harbors anticipates that the valuations of the acquired assets and liabilities will include, but not be limited to inventory, property, plant and equipment, customer relationships, trademarks, other potential intangible assets and the determination of the effect of the revenue transactions on deferred revenue and the corresponding deferred costs. The valuations will consist of physical appraisals, discounted cash flow analysis or other appropriate valuations techniques to determine the fair value of the assets acquired and

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

liabilities assumed. Clean Harbors has determined this to be a tax-free business combination from Clean Harbors’ standpoint and has recorded the corresponding deferred tax liabilities related to the preliminary fair value adjustments. Clean Harbors has recorded no other adjustments to deferred income taxes.

The amounts allocated to assets to be acquired and liabilities to be assumed in the Merger could differ materially from the preliminary allocation estimates. Decreases or increases in the fair value of assets acquired or liabilities assumed in the Merger from those preliminary valuations presented would result in a corresponding increase or decrease in the amount of goodwill that resulted from the Merger. In addition, if the value of the assets acquired is higher than the preliminary indication, it may result in higher amortization and/or depreciation expense than is presented in these pro forma statements.

2.                                      Financing

In connection with the Merger, we sold (i) on December 3, 2012 (in the Stock Offering which was priced on November 27, 2012), 6.9 million shares of our common stock at a public offering price of $56.00 per share and (ii) on December 7, 2012, $600.0 million of 5.125% senior unsecured notes due 2021 in the Notes Offering.

We estimate that the completion of the Merger and the Notes Offering resulted in a net increase of approximately $10.6 million of deferred financing costs. If the Notes Offering had been completed on January 1, 2011, at the interest rate of 5.125%, interest expense (including amortization of funding expense) would have increased by $33.4 million and $25.1 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

3.                                      Pro Forma Balance Sheet Adjustments

The pro forma adjustments included in the unaudited condensed combined balance sheet are as follows:

a)                                     Represents an adjustment to reflect the use of existing cash and the estimated net proceeds from the Stock Offering and the Notes Offering to pay the purchase price for Safety-Kleen and related transaction fees and expenses (in thousands):

	Increase (Decrease)
	Acquisition Pro Forma	Stock and Notes Offerings Pro Forma
Gross Stock Offering proceeds	$—	$386,400
Gross Notes Offering proceeds	—	600,000
Safety-Kleen share payment(1)	10,500	—
Cash paid for Safety-Kleen	(1,250,000)	—
Safety-Kleen cash and cash equivalents(2)	(48,253)	—
Transaction fees and expenses for the offerings(3)	—	(33,669)
Payment of working capital adjustment	(11,271)	—
	$(1,299,024)	$952,731

(1)                                 Clean Harbors received and held at the time of the Merger $10.5 million of cash as a result of Safety-Kleen’s 2010 call of shares which Clean Harbors had acquired in Safety-Kleen. This amount was previously recorded in prepaid expenses and other current assets.

(2)                                 Existing cash and cash equivalents held by Safety-Kleen on the balance sheet date.

(3)                                 Transaction fees and expenses for the offerings consisted of the following:

Notes offering	$10,559
Stock offering	17,922
Commitment fees	5,188
Total	$33,669

b)                                     Represents reclassifications to conform Safety-Kleen to Clean Harbors’ financial statement presentation (in thousands):

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

Increase (Decrease)
Accounts receivable, net	$(3,061)
Unbilled accounts receivable	3,061

Deferred costs	$10,733
Prepaid expenses and other current assets	(10,733)

Property, plant and equipment	$15,734
Permits and other intangible assets, net	(15,734)

Deferred tax asset	$(57,756)
Other assets	57,756

Accrued expenses	$30,574
Accrued salaries and benefits	(30,574)

Accrued expenses	$1,763
Income taxes payable	(1,763)

Closure and post closure liabilities	$16,808
Remedial liabilities	34,445
Environmental liabilities	(51,253)

c)                                      Represents adjustments to eliminate Safety-Kleen’s deferred financing and other costs related to its debt and its initial public offering costs of $2.8 million recorded in prepaid expenses and other current assets and $4.8 million recorded in other assets, and eliminate Safety-Kleen’s stock option liability of $22.7 million and other miscellaneous liabilities of $0.3 million recorded in accrued expenses.

d)                                    Represents a step-up adjustment of approximately $14.7 million to record the estimated fair value of Safety-Kleen’s oil inventory acquired as of September 30, 2012, which was valued at estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort. The other inventory categories were preliminary determined to be at fair value. Clean Harbors has recorded a current deferred tax liability related to the preliminary fair value adjustment of approximately $5.2 million in accrued expenses based on a 35% statutory tax rate.

e)                                  Represents an adjustment of $348.9 million to record the preliminary fair value of property, plant and equipment as of September 30, 2012 using a cost and market approach. The estimated property, plant and equipment are expected to be depreciated on a straight-line basis over estimated useful lives that will range from three to 24 years, subject to the finalization of the purchase price allocation. The pro forma adjustment for property, plant and equipment consisted of the following (in thousands):

Property, plant and equipment (i)	$634,267
Land	47,397
Less: Safety-Kleen’s net book value	(317,004)
Less: Safety-Kleen’s software reclassification	(15,734)
Pro forma property, plant and equipment adjustment	$348,926

(i)

	Acquisition Pro Forma	Estimated Useful Life
Buildings and building improvements	$140,000	24 years
Land and leasehold improvements	39,000	8-11 years
Vehicles	89,000	7 years
Equipment	318,700	3-16 years
Furniture and fixtures	4,600	5 years
Construction in progress	42,967	15 years
Property, plant and equipment adjustment	$634,267

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

Clean Harbors has recorded a noncurrent deferred tax liability related to the preliminary fair value adjustment of approximately $122.1 million in unrecognized tax benefits and other long-term liabilities based on a 35% statutory tax rate.

f)                                      Represents an adjustment of $389.3 million to reflect the step-up to the preliminary estimated fair value of Safety-Kleen’s identifiable intangible assets from the respective carrying values reported by Safety-Kleen as of September 30, 2012 using a combination of the cost and market approach and the income approach. The identifiable intangible assets primarily consist of trademarks and trade names, supplier relationships, customer relationships and permits. The estimated intangible assets are expected to be amortized on a straight-line basis over estimated useful lives that will range from 10 to 30 years, subject to the finalization of the purchase price allocation. The pro forma adjustment for permits and other intangible assets consists of the following (in thousands):

Permits and other intangible assets (i)	$456,900
Less: Safety-Kleen’s net book value	(83,369)
Plus: Safety-Kleen’s software reclassification	15,734
Pro forma permits and other intangible assets adjustment	$389,265

(i)

	Acquisition Pro Forma	Estimated Useful Life
Trademarks and trade names	$113,800	Indefinite
Customer relationships - Oil Re-refining	99,200	20 years
Customer relationships - Environmental services	70,200	11 years
Supplier relationships - Re-refining	100,200	10 years
Supplier relationships - Recycled fuel oil	36,200	10 years
Permits - Environmental services	25,800	30 years
Permits - Oil Re-refining	11,500	30 years
Permits and other intangible assets adjustment	$456,900

Clean Harbors has recorded a noncurrent deferred tax liability related to the preliminary fair value adjustment of approximately $136.2 million in unrecognized tax benefits and other long-term liabilities based on a 35% statutory tax rate.

g)                                      Represents an adjustment to record new deferred financing fees of approximately $10.6 million in connection with the Notes Offering.

h)                                     Represents an adjustment to reduce accounts receivable and accounts payable for intercompany transactions between Clean Harbors and Safety-Kleen of approximately $2.0 million.

i)                                         Represents an adjustment to record goodwill. We have preliminarily allocated the purchase price to net tangible and intangible assets based upon their estimated fair values as of September 30, 2012. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets has been recorded as goodwill (in thousands):

Increase (Decrease)
Record acquisition goodwill	$312,540
Eliminate existing Safety-Kleen goodwill	(36,787)
$275,753

j)                                        Represents an adjustment of approximately $4.5 million to record direct transaction costs, which consist of legal and accounting fees and other external costs directly related to the Merger incurred by Clean Harbors.

k)                                     Represents an adjustment to reflect the extinguishment of Safety-Kleen’s existing outstanding debt of $223.1 million (including current portion) and record the estimated gross proceeds of $600.0 million from the Notes Offering.

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

l)                                         Represents adjustments to eliminate Safety-Kleen’s historical stockholders’ equity of $305.9 million; record the issuance and $368.5 million net proceeds from the sale of 6.9 million new Clean Harbors’ common stock ($0.01 par value) in the Stock Offering; and reduce accumulated earnings for approximately $4.5 million of legal and accounting fees incurred by Clean Harbors related to the acquisition of Safety-Kleen and $5.2 million of commitment fees related to certain backup financing we obtained in connection with the Merger from certain affiliates of the initial purchasers in the Notes Offering as follows (in thousands).

	Pro forma Adjustments
	Safety-Kleen balances as of September 30, 2012	Acquisition Fees	Acquisition Pro Forma Adjustments	Proceeds from Stock Offering	Notes Offering Commitment fees	Stock Offering Pro Forma Adjustments
Clean Harbors authorized 80,000,000; pro forma shares issued and outstanding 60,286,280	$(509)	$—	$(509)	$69	$—	$69
Additional paid-in capital	(390,560)	—	(390,560)	368,409	—	368,409
Accumulated other comprehensive income	(4,675)	—	(4,675)		—	—
Accumulated earnings (deficit)	89,881	(4,449)	85,432		(5,188)	(5,188)
Total	$(305,863)	$(4,449)	$(310,312)	$368,478	$(5,188)	$363,290

4.                                      Pro Forma Statement of Income Adjustments

The unaudited pro forma condensed combined statements of income do not include any non-recurring charges that will arise as a result of the Merger described above.

m)                                 Represents an adjustment of approximately $13.0 million and $8.5 million to reduce revenues and cost of revenues for intercompany transactions between Clean Harbors and Safety-Kleen for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

n)                                     Represents reclassifications to conform to Clean Harbors’ presentation, as follows (in thousands):

Increase (Decrease)
Year ended December 31, 2011
Costs of revenue	$(2,169)
Accretion of environmental liabilities	2,169

Costs of revenue	$(49,610)
Selling, general and administrative	49,610

Nine months ended September 30, 2012
Costs of revenue	$(1,888)
Accretion of environmental liabilities	1,888

Costs of revenue	$(38,628)
Selling, general and administrative	38,628

o)                                     Represents the corresponding adjustment of $17.6 million and $13.9 million to depreciation and amortization expense for the step-up in property, plant and equipment and identifiable intangibles to the preliminary estimated fair value for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.  The step-up adjustments were calculated based on using the straight-line method over the estimated useful lives discussed in notes 3(e) and 3(f).

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

The pro forma depreciation and amortization adjustments are as follows (in thousands):

	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Eliminate Safety-Kleen’s depreciation and amortization	$(66,808)	$(49,436)
Permits and intangible assets amortization	26,225	19,669
Property, plant and equipment depreciation	58,163	43,622
Pro forma depreciation and amortization adjustment	$17,580	$13,855

With other assumptions held constant, a 10% increase in the fair value of property, plant and equipment and intangible assets as calculated would increase annual pro forma depreciation and amortization expense by approximately $8.4 million and $6.3 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. With other assumptions held constant, a 10% decrease in the estimated remaining useful lives of property, plant and equipment and amortizable intangible assets would increase pro forma depreciation and amortization by approximately $9.4 million and $7.0 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. The increases in pro forma depreciation and amortization are as follows (in thousands):

			Increase in Pro Forma Depreciation and Amortization
	Acquisition	10%	10% Increase in the Fair Value		10% Decrease in the Estimated Remaining Useful Life
	Pro Forma Adjustment	Increase in Fair Value	Twelve Months	Nine Months	Twelve Months	Nine Months
Property, Plant and Equipment
Buildings and building improvements	$140,000	$154,000	$583	$438	$648	$486
Land and leasehold improvements	39,000	42,900	406	305	450	338
Vehicles	89,000	97,900	1,271	954	1,413	1,060
Equipment	318,700	350,570	3,182	2,384	3,535	2,650
Furniture and fixtures	4,600	5,060	92	69	102	77
Construction in progress	42,967	47,264	282	212	314	235
Property, plant and equipment adjustment	$634,267	$697,694	$5,816	$4,362	$6,462	$4,846

Permits and Intangible Assets
Trademarks and trade names	$113,800	$125,180	$—	$—	$—	$—
Customer relationships - Oil Re-refining	99,200	109,120	496	371	551	413
Customer relationships - Environmental services	70,200	77,220	639	478	709	532
Supplier relationships - Re-refining	100,200	110,220	1,002	752	1,113	835
Supplier relationships - Recycled fuel oil	36,200	39,820	362	272	402	302
Permits - Environmental services	25,800	28,380	86	65	96	72
Permits - Oil Re-refining	11,500	12,650	38	29	43	32
Permits and other intangible assets adjustment	$456,900	$502,590	$2,623	$1,967	$2,914	$2,186
Total	$1,091,167	$1,200,284	$8,439	$6,329	$9,376	$7,032

p)                                     Represents the corresponding amortization of the inventory step-up into cost of revenues of $14.7 million as if the acquisition had been completed on January 1, 2011.

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

February 13, 2013

q)                                     Represents ~~an~~ adjustments to interest expense ~~of $33.4 million and $25.1 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively,~~ related to completion of the Notes Offering at an interest rate of 5.125% (including amortization of funding expense) offset by the reversal of ~~all of~~ Safety-Kleen’s interest expense for outstanding debt net of the outstanding letters of credit.

	Year Ended December 31, 2011		Nine Months Ended September 30, 2012
	Acquisition Pro forma Adjustments	Stock and Notes Offerings Pro Forma Adjustments	Acquisition Pro forma Adjustments	Stock and Notes Offerings Pro Forma Adjustments
Interest on $600 million debt	$—	$(30,750)	$—	$(23,062)
Estimated amortization of financing costs	—	(1,242)	—	(932)
Elimination of Safety-Kleen interest expense, net	8,897	—	8,980	—
Pro forma interest expense adjustment	$8,897	$(31,992)	$8,980	$(23,994)

r)                                        Represents the pro forma tax effect of the above adjustments at an estimated statutory tax rate of 35.0% for the year ended December 31, 2011 and the nine months ended September 30, 2012.  The pro forma income tax provision adjustment is as follows (in thousands):

	Year Ended December 31, 2011		Nine Months Ended September 30, 2012
	Acquisition Pro forma Adjustments	Stock and Notes Offerings Pro Forma Adjustments	Acquisition Pro forma Adjustments	Stock and Notes Offerings Pro Forma Adjustments
Pro forma loss before income taxes	$(23,419)	$(31,992)	$(4,876)	$(23,994)
Statutory income tax rate	35%	35%	35%	35%
Pro forma income tax provision adjustment	$(8,197)	$(11,197)	$(1,706)	$(8,398)

At the end of Safety-Kleen’s fiscal year 2011, Safety-Kleen determined that it is more likely than not that the U.S. operations would realize its loss carryforwards and other deferred tax assets and released the valuation allowance recorded against its U.S. deferred tax assets of $103.2 million.

s)                                      For the nine months ended September 30, 2012, the dilutive effect of all then outstanding options, restricted stock and performance awards is included in the earnings per share calculation except for 66,000 Clean Harbors outstanding performance stock awards for which the performance criteria were not attained at that time. For the year ended December 31, 2011, there were no anti-dilutive awards.

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN HARBORS, INC.